SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)*

                            Hyatt Hotels Corporation
            ________________________________________________________
                                (Name of Issuer)


                              Class A Common Stock
            _______________________________________________________
                        (Title of Class and Securities)

                                   448579102
            _______________________________________________________

                     (CUSIP Number of Class of Securities)


                               December 31, 2021
                 ___________________________________________
                        (Date of Event which Requires
                          Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/ /	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 448579102                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   : (5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :        639,416 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               : (6) SHARED OR NO VOTING POWER

                                          2,149,303 shares (Shared)
                                            468,840 shares (No Vote)
                                   __________________________________________
                                   : (7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :      1,344,209 shares
                                   __________________________________________
                                   : (8) SHARED DISPOSITIVE POWER

                                   :       1,913,350 shares (Shared)
                                                  0 shares (None)
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,257,559 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       6.5 %
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________






CUSIP No.  448579102                                     13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________
                                   : (5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               : (6) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   : (7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   : (8) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________




Item 1.

     (a). Name of Issuer: Hyatt Hotels Corporation ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          150 North Riverside Plaza
          8th Floor
          Chicago, IL  60606


Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons
         Filing:

      (1)      Southeastern Asset Management, Inc.
               6410 Poplar Ave., Suite 900
               Memphis, TN 38119

      (2)      Mr. O. Mason Hawkins
               Chairman of the Board
               Southeastern Asset Management, Inc.
               6410 Poplar Ave., Suite 900
               Memphis, TN 38119

     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:  Class A Common Shares ("the
          Securities").

     (e). Cusip Number:  448579102


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

(e).  Investment Adviser registered under Section 203 of the
      Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

(g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.


Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 12/31/21)

          3,257,559 shares

     (b). Percent of Class: (At 12/31/21)

          6.5 %

          Above percentage is based on 50,301,183 shares of Class A Common Shares outstanding.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                 639,416 shares

          (ii).  shared or no power to vote or to direct the vote:

                 Shared - 2,149,303 shares.
                 Securities owned by the following series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, as follows:

                 Longleaf Partners Fund - 898,644
                 Longleaf Partners Small-Cap Fund - 912,811
                 Longleaf Partners Global Fund - 94,162

                 Other Shared - 243,686

                 No Power to Vote - 468,840 shares.

          (iii). sole power to dispose or to direct the disposition of:

                 1,344,209 shares

          (iv). shared or no power to dispose or to direct the disposition of:

                 Shared - 1,913,350 shares
                 Securities owned by the following series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, as follows:

                 Longleaf Partners Fund - 898,644
                 Longleaf Partners Small-Cap Fund - 912,811
                 Longleaf Partners Global Fund - 94,162

                 Other Shared - 7,733

                 No Power - 0 shares.


Item 5. Ownership of Five Percent or Less of a Class:  N/A


Item 6. Ownership of More than Five Percent on Behalf of Another
        Person:  N/A


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A


Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                            Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2022


                              Southeastern Asset Management, Inc.

                              By /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________




                       Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 14, 2022.


                              Southeastern Asset Management, Inc.

                              By /s/ Andrew R. McCarroll
                              ______________________________________________

                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________
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H13G2.doc
SCHEDULE 13G - Hyatt Hotels Corporation ("Issuer")
Amendment #2
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H13G2.doc